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                                             UNITED STATES                                                      SEC USE ONLY
                                                                                                         ---------------------------
                                          SECURITIES AND EXCHANGE COMMISSION                                DOCUMENT SEQUENCE NO.
                                                Washington, D.C. 20549                                   ---------------------------
                                                                                                               CUSIP NUMBER
                                                       FORM 144                                          ---------------------------
                                                                                                               WORK LOCATION
                                         NOTICE OF PROPOSED SALE OF SECURITIES                           ===========================
                                  PURSUANT TO RULE 144 UNDER THE SECURITIES ACT OF 1933
ATTENTION:  Transmit for filing 3 copies of this form concurrently with either placing an order with a broker to execute sale or executing a sale directly with a market maker
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1(a) NAME OF ISSUER (Please type or print)             (b) IRS IDENT. NO.          (c) S.E.C. FILE NO.

     Humboldt Bancorp                                       93-1175446                   000-27784

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1(d) ADDRESS OF ISSUER              STREET         CITY           STATE                     ZIP CODE               (e) TELEPHONE NO.
                                                                                                                  AREA CODE  NUMBER
     2440 Sixth Street,                            Eureka,          CA                        95502                 (707),445-3233

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2(a) NAME OF PERSON FOR WHOSE     (b) IRS IDENT. NO.       (c) RELATIONSHIP TO    (d) ADDRESS       STREET      CITY        ZIP CODE
     ACCOUNT THE SECURITIES ARE                                ISSUER
     TO BE SOLD
                                                                                      2440 Sixth Street, Eureka, CA 95502
     Theodore S. Mason                    N/A                  Director

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INSTRUCTION:  The person filing this notice should contact the issuer to obtain the I.R.S. Identification Number and the S.E.C. File
              Number.

3(a)          (b)                                  SEC USE ONLY     (c)          (d)          (e)            (f)          (g)
Title of the   Name and Address of Each Broker     Broker-Dealer     Number of    Aggregate   Number of      Approximate  Name of
Class of       Through Whom the Securities are      File Number      Shares or    Market      Shares or      Date of      Each
Securities     to be Offered or Each Market                          Other Units  Value       Other Units    Sale (See    Securities
to be Sold     Maker who is Acquiring the                            to be Sold   (See instr. Outstanding    instr. 3(f)) Exchange
               Securities                                            (See instr.  3(d))       (See instr.    (MO DAY YR.) (See
                                                                     3(d))                    3(e))                       instr.
                                                                                                                          3(g))
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Common         D.A. Davidson                                         10,000      $149,400     10,532,753     08/06/02     Nasdaq
               2 Centerpointe Drive, Suite 400
               Lake Oswego, OR  97034
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INSTRUCTIONS
1. (a) Name of Issuer                           3. (a) Title of the class of securities to be sold
   (b) Issuer's I.R.S. Identification Number       (b) Name and address of each broker through whom the securities are intended to
   (c) Issuer's S.E.C. number, if any                  be sold
   (d) Issuer's address, including zip code        (c) Number of shares or other units to be sold (if debt securities, give the
   (e) Issuer's telephone number, including            aggregate face amount)
       area code                                   (d) Aggregate market value of the securities to be sold as of a specified date within 10 days prior to the filing of this notice
                                                   (e) Number of shares or other units of the class outstanding, or if debt securities the face amount thereof outstanding, as shown by the most recent report or statement published by the issuer
2. (a) Name of person for whose account the        (f) Approximate date on which the securities are to be sold
       securities are to be sold                   (g) Name of each securities exchange, if any, on which the securities are
   (b) Such person's I.R.S. Identification             intended to be sold
       number, if such person is an entity
   (c) Such person's relationship to the issuer
       (e.g., officer, director, 10%
       stockholder, or member of immediate
       family of any of the foregoing)
   (d) Such person's address, including zip code

SEC 1147 (9-93)
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                                                     TABLE I - SECURITIES TO BE SOLD
                     Furnish the following information with respect to the acquisition of the securities to be sold and with respect to the payment of all or any part of the purchase price or other consideration therefor:

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Title of      Date You    Nature of Acquisition      Name of Person from         Amount of          Date of        Nature of Payment
the Class     Acquired    Transaction                Whom Acquired (If           Securities         Payment
                                                     gift, also give date        Acquired
                                                     donor acquired)
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 Common       6/16/00     Stock Option Exercise      Humboldt Bancorp              7,902            6/16/00              Cash
 Common       9/8/99      Stock Option Exercise      Humboldt Bancorp              1,438            9/8/99               Cash
 Common       2/7/00      Stock Dividend             Humboldt Bancorp              1,443            2/7/00               N/A
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INSTRUCTIONS:
1. If the securities were purchased and full            2. If within two years after the acquisition of the
   payment therefore was not made in cash at               securities the person for whose
   the time of purchase, explain in the table              account they are to be sold had any short positions,
   or in a note thereto the nature of the                  put or other option to dispose of securities
   consisted of any note or other obligation,              referred to in paragraph (d)(3) of Rule 144, furnish
   consideration given. If the consideration               full information with respect thereto.
   or if payment was made in installments
   describe the arrangement and state when the
   note or other obligation was discharged in
   full or the last installment paid.

                                            TABLE II - SECURITIES SOLD DURING THE PAST 3 MONTHS
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Furnish the following information as to all securities of the issuer sold during the past 3 months by the person for whose account the securities are to be sold.

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                                                                                                      Amount of           Gross
Name and Address of Seller                 Title of Securities Sold              Date of Sale      Securities Sold       Proceeds
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Theodore S. Mason
2440 Sixth Street, Eureka, CA  95502               Common                        7/26/02                10,000           $165,215
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REMARKS:



INSTRUCTIONS:                                                ATTENTION:
See the definition of "person" in paragraph                  The person for whose account the securities to
(a) of Rule 144. Information is to be given                  which this notice relates are to be sold hereby
not only as to the person for whose account                  represents by signing this notice that he does
the securities are to be sold but also as                    not know any material adverse information in
to sales by all persons whose sales are                      regard to the current and prospective operations
required by paragraph (e) of Rule 144 to be                  of the Issuer of the securities to be sold which
aggregated with sales for the account of the                 has not been publicly disclosed.
person filing this notice.

         August 6, 2002                                       /S/ THEODORE S. MASON
    __________________________                               _________________________
         (DATE OF NOTICE)                                         (SIGNATURE)


The notice shall be signed by the person for whose account the securities are to be sold. At least one copy of the notice shall be manually signed. Any copies not manually signed shall bear typed or printed signatures.


   ATTENTION:  Intentional misstatements or omission of facts constitute Federal Criminal Violations (See 18 U.S.C. 1001).

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